CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

March 25, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice Regarding the Sale of K Laboratory Shares

Tokyo, Japan, March 25, 2004 — CYBIRD Co., Ltd. today announced that the board of directors decided in a meeting held today to sell shares of its subsidiary K Laboratory Co., Ltd., equivalent to a 5.83% stake. CYBIRD currently owns 74.02% of the subsidiary.

1. Reasons and Background to Sale of Shares

CYBIRD previously held the majority of shares of its subsidiary, which is responsible for CYBIRD's technology-related business, to support its development of financial and business foundations. However, in consideration of the expansion of the future potential of K Laboratory, CYBIRD has decided that the strengthening the ties with DoCoMo.com, Inc. and Dentsu.com is essential for K Laboratory to promote further growth and development while maintaining the autonomy. Consequently, CYBIRD has decided on the current sale of shares. This transaction will not cause a change in the subsidiaries.

2. Transaction profile

Sale Price:	¥300,000 per share
Number of shares to be sold:	360 common shares
Total amount of sale:	¥108,000,000

3. Profile of Share Purchasers

Company Name	DoCoMo. com, Inc.	Dentsu.com
Representative	Yuka Harada	Akira Tajiri
Head Office	Sanno Park Tower. 10F 2-11-1, Nagatacho, Chiyoda-ku Tokyo, Japan	Ichikudou 6th floor 1-9-5 Tsukiji, Chuo-ku, Tokyo, Japan
Main Business	Offer of consulting service to content services providers for mobile phones and investment in those operators	Management and administration of investment partnership property

dlw 4/13

4. Schedule

March 25, 2004 (Thursday):	Resolution of Board of Directors
	Signing of sale and purchase agreements
March 29, 2004 (Monday):	Share transfer date

5. Impact on Performance in Current Fiscal Year.

This transaction will result in a gain on sale of shares (approx. ¥90 million). At this point in time, however, we have no revisions to make to the earnings forecast for the fiscal year ending March 2004.

(End of document)

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/investor/index.html

News Release

March 31, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)

Representative:	Kazutomo Robert Hori President and CEO
Contact:	Tomosada Yoshikawa Senior Vice President 81-3-5785-6110

Notice Regarding Dissolution and Liquidation of Cybird Korea Co., Ltd.

Tokyo, Japan, March 31, 2004 — CYBIRD Co., Ltd. today announced the dissolution of Cybird Korea Co., Ltd., a 29.17% owned company accounted for by the equity method, decided at the annual general shareholders' meeting in Cybird Korea Co., Ltd. on March 30, 2004.

1. Reason for Liquidation

Cybird Korea Co., Ltd. has provided mobile content services and marketing solution as its core businesses in Korea. However, given that it would be difficult to ensure future profitability due to marked changes in the business environment compared with original assumptions, the dissolution of Cybird Korea Co., Ltd. was decided at their annual general shareholders' meeting.

2. Outline of Cybird Korea Co., Ltd.

Address	126-3, Sagan-Dong, Jongro-Ku, Seoul, Korea
Representative	Byung Uk Yoon
Paid-in capital	1,200 million Won

3. Impact on CYBIRD's Performance

Extraordinary losses related to the liquidation will be posted for the fiscal year ending March 2004. At this point in time, however, we have no revisions to make to the earnings forecast for the fiscal year ending March 2004.

(End of document)

File No.82-5139

CYBIRD®

JASDAQ

http://www.cybird.co.jp/english/investor/index.html

News Release

March 31, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Senior Vice President
81-3-5785-6110

Notice Regarding Organization and Personnel Changes

Tokyo, Japan, March 31, 2004 — CYBIRD Co., Ltd. announced that the board of directors approved the following organizational reform and change in personnel, effective April 1, 2004.

1. Organizational Changes

Terminated	Legal & Corporate Affairs Department*
Newly established	Legal & Corporate Affairs Department*, Human Resources Department, Office of CEO

* Legal & Corporate Affairs Department will be divided into Legal & Corporate Affairs Department and Human Resources Department

Main objectives of these organizational changes are to increase adaptability and competitiveness as well as enhance productivity by close coordination between profit and administrative sections.

2. Personnel Changes (effective April 1, 2004)

	New Title	Old Title
Tomosada Yoshikawa	Executive Vice President	Senior Vice President
Tetsuya Sanada	Senior Vice President	Executive Vice President

Note: Tetsuya Sanada, who is also the President & CEO of K Laboratory Co., Ltd., will hereafter proactively contribute to the development of K Laboratory aim for going public.

3. Other Changes in Management Team Responsibilities

Kazutomo Robert Hori, President & CEO

- in charge of Internal Auditing Department and Office of CEO

Tomosada Yoshikawa, Executive Vice President

- in charge of Corporate Planning Department, Public Relations Department and Finance Department

Yosuke Iwai, Executive Vice President

- in charge of Marketing Solution Division, and Media Development Department, EC Department and International Business Department

Kenichiro Nakajima, Executive Vice President

- in charge of Mobile Contents Division

Shinichiro Yamashita, Senior Vice President

- in charge of Legal & Corporate Affairs Department, Human Resources Department and Information System Service Department

Mikio Inari, Senior Vice President

- in charge of Strategic Technology Planning Department

(End of document)

Organization Chart (effective April 1, 2004)



President & CEO
Internal Auditing Department
Mobile Contents Division
Marketing Solution Division
Media Development Department
EC Department
International Business Department
Strategic Technology Planning Department
Corporate Planning Department
Office of CEO
Information System Service Department
Public Relations Department
Legal & Corporate Affairs Department
Human Resources Department
Finance Department